UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC File Number: 000-20728
CUSIP Number: 749063103

☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form N-CEN	☐	Form N-CSR

For period ended: December 31, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the transition period ended: _____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.

PART I
REGISTRANT INFORMATION

Qumu Corporation
Full Name of Registrant

400 South 4th Street, Suite 401-412
Address of Principal Executive Office

Minneapolis, MN 55415
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

For the reasons stated below, Qumu Corporation (the “Company”) was unable to file its Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”) within the prescribed time period.

The Company is unable to timely file the Form 10-K because the Company requires additional time to finalize the disclosures in the notes to the financial statements, in Management’s Discussion and Analysis of Financial Condition and Results of Operations, and elsewhere in the Form 10-K. The Company expects to file the Form 10-K as soon as possible, but no later than April 15, 2022, the fifteenth calendar day following the prescribed due date of the Form 10-K.

PART IV
OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification:

Thomas A. Krueger	(612) 638-9100

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒	Yes	☐	No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒	Yes	☐	No

Attached to this Notification as Exhibit 99.1 is the Company’s press release issued on March 17, 2022 disclosing the Company’s results of operations for the quarter and year ended December 31, 2021. This press release contains an explanation of the anticipated change, both narratively and quantitatively, in results of operations as compared to the corresponding period for the last fiscal year.

QUMU CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2022

/s/ Thomas A. Krueger
Thomas A. Krueger
Its: Chief Financial Officer